Exhibit 99.108

DHX Media Announces New Series, Twirlywoos, and Master Toy Deal

Preschool series expected to debut in 2015; toys to launch in 2016

HALIFAX, Oct. 7, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a key player internationally in the creation of content for families and children, today announced that UK broadcaster CBeebies has commissioned a new preschool series, entitled Twirlywoos, from Ragdoll Productions, to be produced in association with DHX Media, which will also handle global distribution, merchandising, brand management and marketing.

The Twirlywoos are four small, bird-like characters who are inquisitive, enthusiastic and always looking to learn something new about the world. Devised and executive produced by Ragdoll’s Anne Wood, creator of the original Teletubbies and In the Night Garden, Twirlywoos combines stop-frame animation and live-action sequences set in the real world. The series is expected to air on CBeebies, the children’s arm of the BBC, in 2015, followed by other territories.

DHX has also signed a global master toy deal for Twirlywoos with Golden Bear, one of the UK’s leading manufacturers of toy products with more than 30 years of experience. Twirlywoos products are expected to launch in the UK in 2016, with other territories to follow, focusing primarily on plush and plastics (play-sets/figurines), bath toys and games, and activity products.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

Disclaimer

This press release contains forward looking statements with respect to DHX including the release of consumer products, the completion of the production, the timing of a television debut and the ability of the Company to place the series in other territories. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.,

david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.,

shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 07:00e 07-OCT-14